NEWS RELEASE

CPS Announces Renewal of $100 Million Credit Facility

IRVINE, California, March 6, 2013 (Globe Newswire) – Consumer Portfolio Services, Inc. (Nasdaq: CPSS) (“CPS” or the “Company”) today announced that yesterday it renewed its $100 million revolving credit facility with affiliates of Goldman, Sachs & Co. and Fortress Investment Group. Under the amended terms, the facility will revolve during the first two years and will amortize during years three and four. Loans under the facility will be secured by automobile receivables that CPS now holds or will purchase from dealers.

“We are pleased to continue our relationship with Goldman, Sachs and Fortress, which we have built upon over the last four years," said Charles E. Bradley, Jr., President and Chief Executive Officer.  “This transaction provides a multi-year funding commitment and an extended amortization period thereafter.  These features improve our financial flexibility across a variety of capital markets’ environments.”

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the contracts over their lives.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer 949 753-6800